Exhibit 4.19

CERTAIN INFORMATION (INDICATED BY [***]) HAS BEEN EXCLUDED FROM THE VERSION OF THIS DOCUMENT FILED AS AN EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

SPONSORED RESEARCH AGREEMENT

This SPONSORED RESEARCH AGREEMENT (“Agreement”) is effective this 27 day of May, 2021 (the “Effective Date”) and made by and between XORTX Therapeutics Inc. (“Sponsor”), having a principal place of business at Calgary, Alberta, Canada, and Regents of the University of Colorado, a body corporate, for and on behalf of the University of Colorado Denver, a public institution of higher education created under the Constitution and the law of the State of Colorado (“Institution”), having administrative offices at University of Colorado Denver, Office of Grants and Contracts, Mail Stop F428, Anschutz Medical Campus Bldg 500, W1124, 13001 E 17th Place, Aurora, CO 80045.

WITNESSETH:

WHEREAS, the Sponsor desires research services in accordance with the scope of work described in the attached Appendix A of this Agreement (the “Research”); and

WHEREAS, the performance of such Research is consistent and compatible with and beneficial to the academic role and mission of the Institution as an institution of higher education;

NOW THEREFORE, in consideration of the mutual premises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto expressly agree as follows:

Article 1 - Definitions

For purposes of this Agreement, the following terms shall have the following meanings:

1.1	“Institution Intellectual Property” means all patentable inventions conceived or reduced to practice in the conduct of the Research, during the term of this Agreement, solely by Institution’s staff, employees, advisors, and agents, including Principal Investigator (collectively “Personnel”), including all United States and foreign patent applications claiming said patentable inventions, including any divisional, continuation, and foreign equivalents thereof, as well as any patents issued thereon or reissues or reexaminations thereof. Institution Intellectual Property also includes all significant copyrightable software created by Institution personnel in the conduct of the Research during the term of this Agreement.

1.2	“Sponsor Intellectual Property” means all patentable inventions conceived or reduced to practice in the conduct of the Research, during the term of this Agreement, solely by any Sponsor’s personnel, including all United States and foreign patent applications claiming said patentable inventions, including any divisional, continuation, and foreign equivalents thereof, as well as any patents issued thereon or reissues or reexaminations thereof. Sponsor Intellectual Property also includes all significant copyrightable software created solely by Sponsor’s personnel without the use of Institution administered funds or facilities in the conduct of the Research during the term of this Agreement.

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1.3	“Joint Intellectual Property” means all patentable inventions conceived or reduced to practice in the conduct of the Research, during the term of the Agreement, by both Institution Personnel and Sponsor personnel, including all United States and foreign patent applications claiming said patentable inventions, including any divisional, continuation, and foreign equivalents thereof, as well as any patents issued thereon or reissues or reexaminations thereof. Joint Intellectual Property also includes the Research Results and all significant copyrightable software created jointly by Institution Personnel and Sponsor’s personnel during the term of this Agreement.

1.4	“Research Results” means all data and information which are generated in the performance of the Research during the term of this Agreement, and expressly excludes Institution Intellectual Property, Sponsor Intellectual Property, and any Joint Intellectual Property that is not any of the data and information which are generated in the performance of the Research.

Article 2 - Research work

2.1	Institution shall use reasonable efforts to conduct the Research in accordance with the terms and conditions of this Agreement, and shall furnish the facilities necessary to carry out the Research. Notwithstanding the foregoing, Institution does not guarantee specific results and the Research shall be conducted on a reasonable efforts basis.

2.2	The Research shall be carried out under the direction and supervision of Institution’s employee, **** (“Principal Investigator”).

2.3	Institution shall keep accurate financial and scientific records relating to the Research and shall make such records available to Sponsor or its authorized representative throughout the duration of the Agreement during normal business hours at mutually agreeable times.

Article 3 - Compensation

3.1	This is a cost reimbursement Agreement. As consideration for the performance by Institution of its obligations under this Agreement, and subject to the terms contained herein, Sponsor agrees to pay Institution no more than *** in accordance with the budget described in the attached Appendix B of this Agreement. Institution shall invoice Sponsor for actual costs incurred while performing the Research. Sponsor shall reimburse Institution within thirty (30) days of receiving invoices from Institution. Invoices shall be sent to the Sponsor at the following address: c/o XORTX Therapeutics Inc., Suite 4000. 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K9.

3.2	All payment checks shall be made payable to University of Colorado Denver. All payment checks shall be forwarded to the following address:

University of Colorado Denver

Grants and Contracts, # 213120 - CF

PO Box 910238

Denver, Colorado 80291-0238

Tax I.D. Number: 84-6000555

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Article 4 - Reporting Requirements

4.1	Unless otherwise agreed by Sponsor and Institution, Institution shall provide reports on the progress of the Research to Sponsor annually, or as otherwise set forth in Appendix A. Such reports shall indicate the work completed, the work to be performed during the next reporting period, any problems encountered, and the proposed solution for each problem.

4.2	Institution shall provide a final written report summarizing all of the results of the Research within ninety (90) days following the early termination or expiration of this Agreement.

Article 5 - Confidential Information

5.1	When used in this Agreement, “Confidential Information” means confidential and proprietary information of any kind disclosed by Sponsor to Institution for purposes of the Research, whether disclosed in writing, orally or visually. For greater certainty, information which is orally or visually disclosed, or written information that is not marked with a legend indicating its confidential status shall be considered confidential if it would be apparent to a reasonable person that such information is of a confidential or proprietary nature. Notwithstanding the foregoing, Confidential Information shall not include information that: (a) was in Institution’s possession before receipt from Sponsor; (b) is or becomes a matter of public knowledge through no fault of Institution; (c) is received by Institution from a third party having an apparent bona fide right to disclose the information without a duty of confidentiality to Sponsor; or (d) is independently developed by Institution without use of the Confidential Information.

5.2	Institution shall use the Confidential Information solely for the purposes of the Research, and shall maintain the Confidential Information in confidence. Institution may disclose or permit disclosure of any of the Confidential Information to its Personnel who need to know such Confidential Information in the performance of the Research and who are bound by obligations of confidentiality and non-use at least as restrictive as set forth herein. Institution’s obligations of confidentiality with respect to use and non-disclosure of Confidential Infon-nation provided under this Agreement shall survive for a period of three (3) years following termination or expiration of this Agreement.

5.3	Nothing in this Agreement shall be construed to prevent Institution from disclosing Confidential Information as required by law or legal process, as long as Institution, if permitted by applicable law, promptly notifies Sponsor of its obligation to disclose and provides reasonable cooperation to Sponsor in any efforts to contest or limit the scope of the disclosure.

5.4	When the Confidential Information is no longer required for the purposes of this Agreement, Institution shall, at the direction of Sponsor, either destroy or return to Sponsor all Confidential Information. Notwithstanding the foregoing, Institution: (i) may retain a single copy of Confidential Information for the sole purpose of ascertaining its ongoing rights and responsibilities in respect of such information; and (ii) shall not be required to destroy any computer files stored securely by Institution that are created during automatic system back up.

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Article 6 - Publication and Publicity

6.1	Institution shall be free to publish the results of the Research and shall furnish Sponsor a copy of any proposed presentation or publication thirty (30) days prior to submission, for the sole purpose of review and comment by Sponsor and to ensure non-disclosure of any of Sponsor’s Confidential Information. In the event any of Sponsor’s Confidential Information is contained in the publication, Institution shall remove such Confidential Information in any event, and shall also do so at Sponsor’s written request. Upon written notice by Sponsor that Sponsor believes a patent application relating to the research under the Agreement should be amended or filed prior to any publication or presentation, Institution agrees to delay publication or presentation for an additional reasonable period of time, not to exceed sixty (60) days, to allow such protection to be obtained.

6.2	Except as may be required by applicable laws or regulations, neither Institution nor Sponsor may use the name, trademark, logo, symbol, or other image or trade name of the other party or its employees and agents in any advertisement, promotion, or other form of publicity or news release or in any way that implies endorsement without the prior written consent of an authorized representative of the party whose name is being used. Such approval will not be unreasonably withheld. Institution may acknowledge the Sponsor’s support, including but not limited to financial support, as may be required by academic journals, professional societies, funding agencies, and applicable regulations.

Article 7 - Research Results and Intellectual Property

7.1	Sponsor shall retain the right to use Research Results disclosed to Sponsor for its purposes including, without limitation, as supporting documentation in pending patent applications as well as for orphan drug filings, IND and NDA filings and any new patent filings. Institution shall retain a non-exclusive, perpetual, royalty-free license to use the Research Results generated by Institution in the performance of this Agreement for its own non-commercial: (i) internal research, and (ii) educational purposes.

7.2	It is recognized and understood that certain existing inventions and technologies, and those arising outside of the Research, are the separate property of Sponsor or Institution and are not affected by this Agreement, and neither party shall have any claims to or rights in such separate inventions and technologies. Nothing contained in this Agreement shall be deemed to grant either directly by implication, estoppel, or otherwise any license under any patents, patent applications, or other proprietary interest to any other inventions, discovery or improvement of either party.

7.3	Institution shall retain all right, title and interest in and to the Institution Intellectual Property and any patents, copyrights and other intellectual property and intellectual property protections related thereto. Sponsor shall retain all right, title and interest in and to the Sponsor Intellectual Property and any patents, copyrights, software and tangible research materials and other intellectual property and intellectual property protections related thereto. Institution and Sponsor shall jointly retain all right, title and interest in and to the Joint Intellectual Property and any patents, copyrights, software and tangible research materials and other intellectual property and intellectual property protections related thereto.

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7.4	Institution shall promptly disclose to Sponsor any Institution Intellectual Property. Sponsor shall advise Institution in writing, no later than thirty (30) days after receipt of such disclosure, whether it shall elect an option to the Institution Intellectual Property. In consideration of Sponsor’s funding of the Research and payment for expenses related to filing of any patent protection related to Institution Intellectual Property, Institution hereby grants Sponsor an exclusive option to negotiate to acquire a royalty-bearing license to practice Institution Intellectual Property (“Option Rights”), which option shall extend for one hundred eighty (180) days after Sponsor’s election (“Option Period”). In no event shall Sponsor file a patent application naming any Institution Personnel without the Institution’s prior written consent.

7.5	During the Option Period, the parties shall proceed in good faith to negotiate a license agreement. If Sponsor does not exercise this option, or notifies Institution that it will not exercise this option, or the parties fail to sign a license agreement within the Option Period, then Sponsor’s Option Rights shall terminate and Institution shall have the right to license its interest in the Institution Intellectual Property without any further accounting or notification to Sponsor.

7.6	Institution shall promptly disclose to Sponsor any Joint Intellectual Property. In consideration of Institution performing the Research, Institution shall have, and Sponsor hereby grants to Institution an exclusive, perpetual, royalty-free license to practice Joint Intellectual Property (including the Research Results) for academic purposes only. In consideration of Sponsor’s funding of the Research and payment for expenses related to filing of any patent protection related to Joint Intellectual Property, the Sponsor shall have, and Institution hereby grants to Sponsor an exclusive, perpetual, royalty-free license to practice Joint Intellectual Property (including the Research Results) for any non-academic purposes.

7.7	Any license granted to Sponsor pursuant to Section 7 hereof shall be subject, if applicable. to the rights of the United States government reserved under to all of the terms and conditions of 35 U.S.C. 200-212, (“The Bayh-Dole Act”) and 37 C.F.R. 401, and any regulations issued thereunder.

Article 8 - Insurance, and Disclaimer of Warranties

8.1	Institution shall be responsible for its own acts or omissions or those of its officers or employees while performing their professional duties required under this Agreement to the full extent allowed by law. Notwithstanding any other provision of this Agreement to the contrary, no term or condition of this Agreement shall be construed or interpreted as a waiver, either express or implied, of any of the immunities, rights, benefits or protection provided to the Institution under governmental immunity laws from time to time applicable to the Institution, including, without limitation, the Colorado Governmental Immunity Act (CRS Section 24-10-101 through 24-10-120) and the Eleventh Amendment to the United States Constitution.

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8.2	Each party represents that it has liability insurance for the protection of itself and its officers and employees while acting within the scope of their employment by the party.

8.3	NEITHER PARTY MAKES ANY WARRANTIES, EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER INCLUDING, WITHOUT LIMITATION, WARRANTIES WITH RESPECT TO THE CONDUCT, COMPLETION, SUCCESS OR PARTICULAR RESULTS OF THE RESEARCH, OR THE CONDITION, OWNERSHIP, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE OF THE RESEARCH OR ANY INSTITUTION INTELLECTUAL PROPERTY OR SPONSOR INTELLE1’UAL PROPERTY (AS THE CASE MAY BE) OR RESEARCH RESULTS, OR THAT USE THE INSTITUTION INTELLECTUAL PROPERTY OR SPONSOR INTELLECTUAL PROPERTY (AS THE CASE MAY BE) OR THAT RESEARCH RESULTS WILL NOT INFRINGE ANY PATENT, COPYRIGHT, TRADEMARK OR OTHER INTELLECTUAL PROPERTY RIGHT OF A THIRD PARTY. NEITHER PARTY SHALL BE LIABLE FOR ANY DIRECT, INDIRECT, CONSEQUENTIAL, PUNITIVE OR OTHER DAMAGES SUFFERED RESULTING FROM THE RESEARCH OR THE USE OF ANY INTELLECTUAL PROPERTY, ANY RESEARCH RESULTS OR ANY PRODUCTS RESULTING THEREFROM.

Article 9 - Term and Termination

9.1	The initial tern of this Agreement shall begin on the Effective Date of this Agreement and shall end on March 1, 2024, unless terminated early in accordance with this Article 9. This Agreement may be extended or renewed only by mutual written agreement executed by duly authorized representatives of the parties.

9.2	The Agreement may be terminated by either party upon written notice delivered to the other party at least forty-five (45) days prior to the intended date of termination. Either party may terminate this Agreement effective upon written notice to the other party, if the other party breaches any of the terms or conditions of this Agreement and fails to cure such breach within thirty (30) days after receiving written notice of the breach.

9.3	In the event of termination of this Agreement prior to its stated term, whether for breach or for any other reason whatsoever, Institution shall be entitled to retain from the payments made by Sponsor prior to termination Institution’s reasonable costs of concluding the work in progress. Allowable costs include, without limitation, all costs or non-cancellable commitments incurred prior to the receipt, or issuance, by Institution of the notice of termination, and the full cost of each employee, student and faculty member supported hereunder through the end of such commitments.

9.4	Termination of this Agreement shall not affect the rights and obligations of the parties accrued prior to termination. The provisions of Articles 3, 4.2, 5, 6, 7, 8, 9, 11, and 12, and any other terms which by their nature are intended to continue, shall survive termination.

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Article 10 - Equipment and Other Materials

10.1	Title to any equipment, laboratory animals, or any other materials made or acquired with funds provided under this Agreement shall vest in Institution, and such equipment, laboratory animals, or materials shall remain the property of Institution following termination of this Agreement.

Article 11 - Export Controls

Notwithstanding any other provision of this Agreement, the parties understand and agree that they are subject to, and agree to abide by, any and all applicable United States laws and regulations controlling the export of technical data, computer software, laboratory prototypes and other commodities. It is the expectation of the parties that the work done pursuant to this Agreement shall constitute fundamental research and be exempt from export control licensing requirements under the applicable export control laws and regulations. The parties do not wish to take receipt of Export-Controlled Information except as may be knowingly and expressly agreed to in writing signed by an authorized representative of the parties and for which the parties have made specific arrangements. “Export Controlled Information” includes, without limitation, information subject to U.S. export control laws and regulations the requirements of the Arms Export Control Act, 22 U.S.C. 2751-2794, the International Traffic in Arms Regulation, 22 C.F.R. 120 et seq., the Export Administration Act, 50 U.S.C. app. 2401-2420, the Export Administration Regulations, 15 C.F.R. 730-77, Nuclear Regulatory Commission, 10 C.F.R. 110 and Department of Energy, 10 C.F.R 810. The parties agree to work together to ensure that, with regard to this Agreement, both are in compliance with any and all applicable U.S. export control laws and regulations, as well any and all embargoes and/or other restrictions imposed by the Treasury Department’s Office of Foreign Asset Controls.

Article 12 - Miscellaneous

12.1	In the performance of all services hereunder, neither party is authorized or empowered to act as agent for the other for any purpose and shall not on behalf of the other enter into any contract, warranty, or representation as to any matter. Neither party shall be bound by the acts or conduct of the other.

12.2	Each party agrees that it shall comply with all applicable federal, state and local laws, codes, regulations, rules and orders in the performance and direction of the work contemplated under this Agreement.

12.3	This Agreement shall be governed and construed in accordance with the laws of the State of Colorado.

12.4	Neither party shall assign or transfer any interest in this Agreement, nor assign any claims for money due or to become due during this Agreement, without the prior written approval of the other party, which approval shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, Sponsor shall not breach this agreement if it assigns this agreement to a successor in interest or assignee of all the business or assets of the Sponsor to which this agreement pertains. Prior to any assignment, the following conditions must be met: (i) Sponsor must give Institution ten (10) days prior written notice of the assignment, including the new assignee’s contact information; and (ii) the new assignee must agree in writing to Institution to be bound by this Agreement.

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12.5	This Agreement constitutes the complete agreement of the parties with respect to the subject matter hereof. It expressly supersedes any prior or contemporaneous oral or written representations or agreements. This Agreement including any of the Appendices may not be altered, amended or modified except by written document signed by all parties. The failure of either of the parties at any time or times to require performance by the other of any provisions hereof shall in no manner affect the right of the first-mentioned party thereafter to enforce the same. The waiver by either of the parties of any breach of any provision hereof shall never be construed to be a waiver of any succeeding breach of such provision or a waiver of the provisions itself.

12.6	If any provision of this Agreement is judicially determined to be void or unenforceable, such provision shall be deemed to be severable from the other provisions of this Agreement which shall remain in full force and effect. Either party may request that a provision otherwise void or unenforceable be reformed so as to be valid and enforceable to the maximum extent permitted by law.

12.7	All notices required by this Agreement shall be by written instrument executed by the parties hereto and shall be directed to the following individuals:

For the Institution:	Original to:	*** Division of Renal Diseases 12700 E. 19th Ave, Renal Box C281 Aurora, CO 80045 (Phone) 303-724-4810 (Fax) 303-724-4868 (Email) ***
Copy to:

University of Colorado Denver:

Office of Grants and Contracts, MS F428
Anschutz Medical Campus,

Bldg 500, W1124

13001 E. 17th Place Aurora, CO 80045 Phone: (303) 724-0090

Fax: (303) 724-0814

OGC.C’ontracts@ucdenver.edu

Attention: Thomas Keith, Contracts Director

For Sponsor:	Original to:	XORTX Therapeutics Inc. do Suite 4000, 421 — 7th Avenue S.W. Calgary, Alberta T2P 4K9 Attention: Dr. Allen Davidoff (Phone): (403) 260-3500 (Fax): (403) 260-3501
	Copy to:	McCarthy Tetrault LLP Suite 4000, 421 —7th Avenue S.W. Calgary, Alberta T2P 4K9 Attention: Rick Pawluk (Phone): (403) 260-3500 (Fax): (403) 260-3501

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12.8	In the event of any inconsistency between this Agreement and any other attachments or documents, this Agreement shall control.

12.9	Noncompliance by either party with the obligations of this Agreement due to force majeure, (laws or regulations of any government, war, civil commotion, pandemics, destruction of production facilities and materials, fire, flood, earthquake or storm, labor disturbances, shortage of materials, failure of public utilities or common carriers), or any other causes beyond the reasonable control of the applicable party, shall not constitute breach of this Agreement and such party shall be excused from performance hereunder to the extent and for the duration of such prevention, provided it first notifies the other party in writing of such prevention.

INTENTIONALLY LEFT BLANK

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

XORTX THERAPEUTICS INC.		REGENTS OF THE UNIVERSITY OF COLORADO

By:	/s/ Allen Davidoff	By:	/s/ Mike Conner

Name:	Allen Davidoff	Name:	Mike Conner

Title:	CEO	Title:	Sr. Contracts Associate

Date:	June 9, 2021	Date:	June 9, 2021

READ AND ACKNOWLEDGEMENT BY

Principal Investigator

		By:	***

		Name:	***

		Title:	Professor

		Date:	June 9, 2021

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Appendix A — Scope of Work

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Appendix B – Budget

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